CREDIT SUISSE OPPORTUNITY FUNDS

One Madison Avenue

New York, New York 10010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Form 485APOS Filing for
Credit Suisse Opportunity Funds (the “Registrant”)
Registration File Nos. 33-92982 and 811-9054

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Registrant’s Registration Statement on Form N-1A:

Post-Effective Amendment No.	Filing Date	EDGAR Submission Type	Accession Number
71	January 20, 2017	485APOS	0001104659-17-003272
74	March 20, 2017	485BXT	0001104659-17-017976
75	April 19, 2017	485BXT	0001104659-17-024537
76	May 18, 2017	485BXT	0001104659-17-033751
77	June 15, 2017	485BXT	0001104659-17-039526
78	July 13, 2017	485BXT	0001104659-17-044783
79	August 10, 2017	485BXT	0001104659-17-050975
80	September 7, 2017	485BXT	0001104659-17-056001
81	October 5, 2017	485BXT	0001104659-17-061058
82	November 2, 2017	485BXT	0001104659-17-065567
83	November 30, 2017	485BXT	0001104659-17-071071
84	December 28, 2017	485BXT	0001104659-17-075337
85	January 25, 2018	485BXT	0001104659-18-003980
86	February 22, 2018	485BXT	0001104659-18-011300
89	March 22, 2018	485BXT	0001104659-18-019477

The Registrant is making this application for withdrawal because it has determined not to proceed with the registration of Class T shares at this time.  No Class T shares have been issued or sold, or will be issued or sold, in connection with the Amendments.

The Registrant respectfully submits that withdrawal of the Amendments is consistent with the public interest and the protection of investors.  If you have any question or comments or if you require further information please contact me at (212) 325-7349.

Very truly yours,

/s/Karen Regan
Karen Regan
Secretary